

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3030

August 30, 2016

<u>Via E-mail</u>
Susan K. Carter
Senior Vice President
 and Chief Financial Officer
Ingersoll-Rand Public Limited Company
170/175 Lakeview Drive
Airside Business Park
Swords, Co. Dublin
Ireland

> **Re: Ingersoll-Rand Public Limited Company
> Form 10-K for Fiscal Year Ended December 31, 2015
> Filed February 12, 2016
> File No. 001-34400**

Dear Ms. Carter:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/Brian Cascio

Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery